Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Celanese Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated March 6, 2007, and the Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Celanese Corporation common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Celanese Corporation and its wholly owned subsidiary Celanese International Holdings Luxembourg S.à r.l. by the Dealer Managers or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
Celanese Corporation
Through Its Wholly Owned Subsidiary
Celanese International Holdings Luxembourg S.à r.l.
of
Up to 11,279,243 Shares of its Common Stock
At a Purchase Price
Not Greater Than $30.50 per Share
Nor Less Than $28.00 per Share

Celanese Corporation, a Delaware corporation, through its wholly owned subsidiary, Celanese International Holdings Luxembourg S.à r.l., a Luxembourg limited liability company (“CIH”), is offering to purchase up to 11,279,243 shares of its Series A Common Stock, $0.0001 par value per share (the “Common Stock”), at a price not greater than $30.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the offer to purchase, dated March 6, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, APRIL 3, 2007, UNLESS THE OFFER IS EXTENDED.

Upon the terms and subject to the conditions of the Offer, Celanese Corporation is inviting its stockholders to tender their shares of Common Stock for purchase prices specified by each stockholder, not greater than $30.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Based upon the number of shares tendered and the prices specified by tendering stockholders, Celanese Corporation will select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow it to purchase up to 11,279,243 shares. If fewer than 11,279,243 shares are properly tendered and not properly withdrawn, Celanese Corporation will select the lowest price that will allow Celanese Corporation to buy all the shares that are properly tendered and not properly withdrawn. All shares Celanese Corporation acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. Only shares properly tendered at prices at or below the purchase price selected by Celanese Corporation, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, Celanese Corporation may not purchase all of the shares tendered at or below the purchase price if more than the number of shares Celanese Corporation seeks to purchase are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at Celanese Corporation’s expense promptly after the expiration of the Offer. Celanese Corporation reserves the right, in its sole discretion, to purchase more than 11,279,243 shares in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, Celanese Corporation may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 3,192,861 shares as of March 1, 2007) without amending or extending the Offer.

As of March 1, 2007, there were 159,643,063 shares of Celanese Corporation’s Common Stock issued and outstanding. The 11,279,243 shares that Celanese Corporation is offering to purchase hereunder represent approximately 7% of the total number of issued and outstanding shares of Celanese Corporation’s Common Stock as of March 1, 2007. The shares are listed and traded on the New York Stock Exchange under the symbol “CE”. Stockholders are urged to obtain current market quotations for the shares.

Celanese Corporation expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (as defined in the Offer to Purchase).

The Offer will expire at 5:00 p.m., New York City time, on April 3, 2007, unless Celanese Corporation exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by Celanese Corporation, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $30.50 nor less than $28.00 per share, at which they are willing to sell their shares to Celanese Corporation in the Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving the minimum price of $28.00 per share. See the Offer to Purchase for recent market prices for the shares. Stockholders desiring to tender shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 11,279,243 shares (or such greater number of shares as Celanese Corporation may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date, Celanese Corporation will purchase shares: first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date; second, from all other stockholders who properly tender shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date, on a pro rata basis with appropriate adjustment to avoid purchases of fractional shares (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and third, only if necessary to permit Celanese Corporation to purchase 11,279,243 shares (or such greater number of shares as Celanese Corporation may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price determined in the Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

For purposes of the Offer, Celanese Corporation will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Offer, shares that are properly tendered at or below the purchase price selected by Celanese Corporation and not properly withdrawn only when, as and if Celanese Corporation gives oral or written notice to the Depositary of Celanese Corporation’s acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, Celanese Corporation, through CIH, will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for shares or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the

Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Tenders of shares are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless such shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered shares at any time after 5:00 p.m., New York City time, on Tuesday, May 1, 2007. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Celanese Corporation will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of Celanese Corporation, CIH, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Celanese Corporation is making the Offer because its management and Board of Directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents a mechanism to provide all of Celanese Corporation’s stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their holdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Celanese Corporation and its future operations.

The Offer also provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd lot” holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer also will avoid any “odd lot” discounts that might otherwise be applicable to sales of their shares.

Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding upon receiving cash in exchange for the shares the stockholder tenders in the Offer. The receipt of cash for tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from Celanese Corporation. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer. Each stockholder should seek advice based on his or her particular circumstances from an independent tax advisor.

Celanese Corporation’s Board of Directors and the Board of Managers of CIH have approved the Offer. However, none of Celanese Corporation, CIH, any member of the Board of Directors of Celanese Corporation, any member of the Board of Managers of CIH, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Celanese Corporation has not authorized any person to make any recommendation. Neither we nor CIH, nor any member of the Board of Directors of Celanese Corporation, any member of the Board of Managers of CIH, the Dealer Managers, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer and should consult their own investment and tax advisors. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer. Celanese Corporation’s directors and executive officers and CIH’s managers have advised Celanese Corporation that they do not intend to tender their shares in the Offer. In addition, as described in the Offer to Purchase, Celanese Corporation, through CIH, has agreed to purchase up to 1,835,511 shares from Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3 following the completion of the Offer (collectively, “Blackstone”). Blackstone holds approximately 14% of the Common Stock and will not be tendering any shares in the Offer. Blackstone representatives occupy four out of the eleven seats on the Board of Directors of Celanese Corporation and abstained from voting to approve this Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Celanese Corporation and CIH are also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all holders of the shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Celanese Corporation’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares, as reflected on the records of the transfer agent as of March 5, 2007. The Offer is explained in detail in those materials. Stockholders are urged to carefully read the Offer to Purchase and the related Letter of Transmittal before making any decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase and the Letter of Transmittal will be furnished promptly by the Information Agent at Celanese Corporation’s expense. Stockholders may also contact their broker, bank or other nominee or trust company for assistance concerning the Offer.

The Depositary for the Offer is:

The Information Agent for the Offer is:

17 State St., 10th Floor
New York, New York 10004
Banks and Brokerage Firms, Please Call: (212) 440-9800
All Others Call Toll-free: (866) 314-1598

The Dealer Managers for the Offer are:

Merrill Lynch & Co. Special Equity Transactions 4 World Financial Center New York, New York 10080 Call Collect: (609) 818-8000 Call Toll Free: (877) 653-2948	Deutsche Bank Securities Inc. 60 Wall Street New York, New York Call Toll Free: (877) 221-7676

March 6, 2007